news release

The Annual General Meeting and the Extraordinary General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions on their respective agendas by a large majority.

Luxembourg, 8 May 2012 – 1,021,492,703 shares, or 65.44% of the Company's share capital, were present or represented at the general meetings. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting – 8 May 2012" where the full documentation regarding to the general meetings is available.

The shareholders elected Mr. Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation, a Toronto and New York Stock Exchange listed gold mining company, as a new independent director of ArcelorMittal, and re-elected Mr. Wilbur L. Ross and Mr. Narayanan Vaghul as independent directors for a term of three years each.  In addition, the shareholders approved grants under the Restricted Share Unit Plan and the Performance Share Unit Plan in relation to 2012.  The shareholders also approved a number of changes to the Articles of Association, mainly to bring them in line with recent important legal developments in Luxembourg, including the EU Shareholders' Rights Directive. Finally, the shareholders approved an increase in the Company's authorised share capital by an amount equal to 10% of its current issued share capital.